

May 4, 2011

Mr. D. Michael Steuert
Senior Vice President and Chief Financial Officer
Fluor Corporation
6700 Las Colinas Boulevard
Irving, TX 75039

      RE: Fluor Corporation
              Form 10-K for the Fiscal Year ended December 31, 2010
              File No. 1-16129

Dear Mr. Steuert:

We have reviewed this filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 6 – Selected Financial Data, page 27

2. You have presented cash provided by operating activities in the Other Data section. While presentation of cash provided by operating activities is useful, this data should be considered in the framework of a statement of cash flows, which reflects management's decision as to the use of these cash flows and the external sources of capital used. The implication of a presentation which shows only the cash flows generated from operations portion of a cash flows statement is that the

use of such cash flows is entirely at the discretion of management. Please also present your cash flows from investing and financing activities. See FRC 202.03.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Discussion of Critical Accounting Policies, page 30

Engineering and Construction Contracts, page 30

3. You disclose that in cases where revenue cannot be reliably estimated, cost attributable to change orders is deferred pending determination of the impact on contract price. To the extent material, please disclose the amount of cost attributable to change orders that is deferred for each period presented.

Goodwill, page 32

4. We note that you completed your annual goodwill impairment tests in the first quarter of 2010 and determined that none of the goodwill was impaired. We further note that the Industrial & Infrastructure segment reported a loss for the year ended 12/31/10. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units in future filings:
   * Identify the reporting unit;
   * The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
   * The amount of goodwill;
   * A description of the assumptions that drive the estimated fair value;
   * A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions;
   * A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.
   If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that fair value is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results. Please

refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Segment Operations, page 32

5. You disclose on page 36 that "total claims-related costs incurred to date, along with claims for equitable adjustment submitted or identified, exceed the amount recorded in claims revenue." Please clarify what this statement means and tell us how it impacts your accounting.

Liquidity and Financial Condition, page 40

6. Please enhance your disclosure to further discuss the changes in your operating cash flows as depicted in your statement of cash flows. Based on your disclosure on page F-14, it appears that there are significant changes in operating assets and liabilities that do not appear to be discussed in your liquidity section. Please revise accordingly.

7. Given your significant foreign operations, please enhance your liquidity disclosures to address the following:
    *   Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of December 31, 2010; and
    *   Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.
    Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Consolidated Financial Statements, page F-1

Note 1 – Major Accounting Policies, page F-7

Principles of Consolidation, page F-7

8. You disclose that unless full consolidation is required, you generally recognize the proportionate share of revenue, cost and segment profit in the income statement but use the one-line equity method of accounting in your balance sheet. Please help us understand why you believe this is appropriate and reference the accounting literature used to support your basis. In addition, please disclose which entities you've determined that proportionate consolidation is appropriate.

Note 12 – Contingencies and Commitments, page F-34

Greater Gabbard Offshore Wind Farm Project, page F-35

9. You recorded $176 million of claim revenue for costs incurred to date as of
    December 31, 2010. You also expect significant additional project costs to be
    incurred in future quarters and you believe the ultimate recovery of incurred and
    future costs related to the claim is probable. Please enhance your disclosure to
    clearly explain why you believe ultimate recovery of these costs is probable.

Asbestos Matters, page F-36

10. Please disclose the number of claims of alleged exposure to asbestos fibers and
    dust pending at each balance sheet date, the number of claims filed for each
    period presented, the number of claims dismissed, settled, or otherwise resolved
    for each period, and the average settlement amount per claim. Also, please
    address historical and expected trends in these amounts to support your belief that
    the outcome of any actions will not have a material adverse impact on your
    financial position, results of operations or cash flows. Refer to Question 3 of SAB
    Topic 5:Y.

Eagle P3 Commuter Rail Project, page F-39

11. Please enhance your disclosure to clearly discuss the nature of the performance
    guarantees that you have provided on behalf of Denver Transit Systems. If
    applicable, please also quantify the extent of the performance guarantees that you
    have provided. Refer to ASC 460-10-50-3.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the
company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in their
    filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief